

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   December 8, 2015

<u>Via E-mail</u>
Jeffrey L. Vigil
Chief Financial Officer
Uranium Resources, Inc.
6950 S. Potomac Street, Suite 300
Centennial, CO 80112

      Re: Uranium Resources, Inc.
              Form 10-K for the Year Ended December 31, 2014
              Filed March 19, 2015
              File No. 001-33404

Dear Mr. Vigil:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/Tia L. Jenkins

                                    Tia L. Jenkins
                                    Senior Assistant Chief Accountant
                                    Office of Beverages, Apparel and Mining